UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

HAVERTY FURNITURE COMPANIES, INC.
(Name of Issuer)

Class A Common Stock, $1.00 par value
(Title of Class of Securities)

419596-20-0
(CUSIP Number)

Eliot Robinson Bryan Cave LLP One Atlantic Center Fourteenth Floor 1201 West Peachtree Street, NW Atlanta, GA 30309 Telephone: (404) 572-6785
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS: H5, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 655,823 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 655,823 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,823 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 419596-20-0	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS: Pine Hill Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 655,823 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 655,823 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,823 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 419596-20-0	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS: J. Rawson Haverty, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 197,792 Shares of Class A Common Stock
	8	SHARED VOTING POWER 793,777 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 100,451 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 881,794 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,569 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS: Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003, a/k/a Marital Trust u/w July 21, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 419596-20-0	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS: Marital Trust B Dated October 31, 2012 Created by the Trustees of the Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 120,930 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 120,930 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,930 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 419596-20-0	13D	Page 7 of 12 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2007 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 24, 2010 and Amendment No. 2 filed with the SEC on June 14, 2012 (together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”) with respect to the Class A common stock, par value $1.00 per share (the “Class A Common Stock”), of the Company.  This Amendment No. 3 is being filed to add the Trust created under Item VI of the Last Will and Testament of Rawson Haverty dated July 21, 2003, a/k/a Marital Trust u/w July 21, 2003 (the “Marital Trust”) and Marital Trust B Dated October 31, 2012 created by the Trustees of the Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003 ("Marital Trust B") as Reporting Persons and to amend and supplement the Schedule 13D as follows. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.                      Purpose of the Transaction.

Item 4 is hereby amended to include the following:

The Reporting Persons may, from time to time, distribute shares of Class A Common Stock to the shareholders or beneficiaries of such Reporting Persons.

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)
The Reporting Persons beneficially own an aggregate 991,569 shares or 34.7% of the Class A Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the period ended September 30, 2012, which reported that 2,857,223 shares of Class A Common Stock were outstanding as of October 31, 2012.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement with those Other Class A Shareholders as described in Item 6 below. If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,836,641 shares or 64.3% of the Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

(b)
The Partnership beneficially owns 655,823 shares or 23.0% of the Class A Common Stock of the Company. The LLC is the general partner of the Partnership and holds shared voting and dispositive power with the Partnership with respect to the shares owned by the Partnership.

Mr. Haverty beneficially owns 991,569 shares or 34.7% of the Class A Common Stock of the Company.  Mr. Haverty has sole dispositive power with respect to 100,451 shares of Class A Common Stock and sole voting power with respect to 197,792 shares of Class A Common Stock.

As the manager of the LLC, the Partnership’s general partner, Mr. Haverty shares voting and dispositive power with the Partnership and the LLC with respect to the 655,823 shares of the Class A Common Stock held by the Partnership.  Mr. Haverty disclaims beneficial ownership of the shares held by the Partnership except to the extent of his pecuniary interest therein.

CUSIP No. 419596-20-0	13D	Page 8 of 12 Pages

Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 11,228 shares held by the Trust for the Benefit of Hannah Haverty (“Daughter’s Trust”).  Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 5,796 shares held by the Trust for the Benefit of Rhett Haverty (“Son’s Trust”). Mr. Haverty has no pecuniary interest in the shares of the Daughter’s Trust or the Son’s Trust, and disclaims any beneficial ownership in the shares held by the Daughter’s Trust and the Son’s Trust.

Mr. Haverty holds sole voting power and shares dispositive power over the 88,017 shares held by the Mary E. Haverty Foundation (the “Foundation”) with the other trustees of the Foundation:  Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty and Ben M. Haverty.  Mr. Haverty holds sole voting power over the 9,324 shares held in an IRA for the benefit of Margaret Munnerlyn Haverty (the “IRA”).  Mr. Haverty has no pecuniary interest in the shares of the Foundation or the IRA and disclaims any beneficial ownership in the Foundation’s and the IRA’s shares.

The Marital Trust does not currently hold any Class A Common Stock.  The trustees of the Marital Trust are Mr. Haverty, Jane M. Haverty and Ben M. Haverty.

Mr. Haverty holds shared voting and dispositive power with respect to the 120,930 shares held by Marital Trust B with the other trustees of Marital Trust B: Jane M. Haverty and Ben M. Haverty. Mr. Haverty disclaims beneficial ownership of the shares held by Marital Trust B except to the extent of any pecuniary interest he may have therein.

Mr. Haverty, Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty and Ben M. Haverty are all citizens of the United States of America.  None of them have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

The business addresses of the Foundation, the IRA, the Daughter’s Trust, the Son’s Trust, the Marital Trust, Marital Trust B and each of their trustees is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia  30342.  The purpose of the Foundation, which is a Georgia corporation, is to support charitable organizations.

(c)
On October 31, 2012, the Partnership distributed 188,630 shares of Class A Common Stock to five of its limited partners. These five limited partners then immediately transferred such shares to the Marital Trust in partial payment of the promissory note from each limited partner in favor of the Marital Trust. On November 1, 2012, the Marital Trust transferred 67,700 of such shares to Marital Trust B in connection with the division of the Marital Trust thereby creating Marital Trust B.  On November 14, 2012, the Marital Trust transferred the remaining 120,930 shares of Class A Common Stock it held to Marital Trust B.  Also on November 14, 2012, Marital Trust B converted 67,700 shares of Class A Common Stock to common stock of the Company.

Except as set forth on Schedule 1 hereto and as described above, no transactions in Class A Common Stock were effected in the last 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)	Not applicable.

(e)           Not applicable.

CUSIP No. 419596-20-0	13D	Page 9 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following:

In connection with the disposition of Class A Shares described above and pursuant to the terms of the Class A Shareholders Agreement, on October 31, 2012 and November 1, 2012, the Company, the Marital Trust and Marital Trust B executed counterparts to the Class A Shareholders Agreement to admit the Marital Trust and Marital Trust B as parties to the Class A Shareholders Agreement. These signature pages to the Class A Shareholders Agreement are filed as Exhibit 99.1 hereto.

Item 7.                      Material to be Filed as Exhibits.

Exhibit 99.1	Executed Signature Pages to the Class A Shareholders Agreement

CUSIP No. 419596-20-0	13D	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 15, 2012	H5, L.P.

	By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Manager of Pine Hill Associates, LLC (general partner of H5, L.P.)

PINE HILL ASSOCIATES, LLC

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr. Manager

J. RAWSON HAVERTY, JR.

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.

TRUST CREATED UNDER ITEM VI OF THE LAST WILL AND TESTAMENT OF RAWSON HAVERTY DATED JULY 21, 2003

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Trustee

By:	/s/ Jane M. Haverty
Jane M. Haverty
Trustee

By:	/s/ Ben M. Haverty
Ben M. Haverty
Trustee

CUSIP No. 419596-20-0	13D	Page 11 of 12 Pages

MARITAL TRUST B DATED OCTOBER 31, 2012

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Trustee

By:	/s/ Jane M. Haverty
Jane M. Haverty
Trustee

By:	/s/ Ben M. Haverty
Ben M. Haverty
Trustee

CUSIP No. 419596-20-0	13D	Page 12 of 12 Pages

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons in the Last 60 Days

1.      H5, L.P.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
8/28/12	Disposition	10,000	N/A	Conversion1
10/31/12	Disposition	188,630	N/A	Distribution2

2.      J.  Rawson Haverty, Jr.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
6/4/12	Disposition	9,600	N/A	Conversion3
6/15/12	Disposition	26,160	N/A	Conversion4

3.       Marital Trust

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
10/31/12	Acquisition	188,630	$14.815	Distribution5
11/1/12	Disposition	67,700	N/A	Transfer6
11/14/12	Disposition	120,930	N/A	Transfer7

4.       Marital Trust B

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
11/1/12	Acquisition	67,700	N/A	Transfer8
11/14/12	Acquisition	120,930	N/A	Transfer9
11/14/12	Disposition	67,700	N/A	Conversion10

5.       Frank S. McGaughey III

          No transactions.

6.       Ridge Partners, L.P.

          No transactions.

7.       Clarence H. Smith

          No transactions.

8.       Villa Clare Partners, L.P.

          No transactions.

1	Conversion of Class A Common Stock into common stock of the Company.
2	Distribution of Class A Common Stock to limited partners of H5.
3	Conversion of Class A Common Stock held by the Margaret Munnerlyn Haverty Revocable Trust (the "Trust") to common stock of the Company.
4	Conversion of Class A Common Stock held by the Trust to common stock of the Company. As a result of this transaction, the Trust ceased to hold any shares of Class A Common Stock.
5	Acquisition of Class A Common Stock from limited partners of H5 in partial repayment of promissory notes from each limited partner in favor of the Marital Trust.
6	Transfer of Class A Common Stock to Marital Trust B in connection with the division of the Marital Trust.
7	Transfer of Class A Common Stock to Marital Trust B.
8	Transfer of Class A Common Stock from Marital Trust in connection with the division of the Marital Trust.
9	Acquisition of Class A Common Stock from Marital Trust.
10	Conversion of Class A Common Stock into common stock of the Company.